

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 22, 2010

Virginia Sourlis
Chief Executive Officer
Savvy Business Support, Inc.
214 Broad Street
Red Bank, New Jersey 07701

> **Re: Savvy Business Support, Inc.**
> **Form S-1**
> **Filed May 27, 2010**
> **File No. 333-167130**

Dear Ms. Sourlis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide your analysis, in a supplemental response, as to what disclosure about Virginia Sourlis is required pursuant to Item 401(f)(8) of Regulation S-K. We note that Ms. Sourlis is identified on www.pinksheets.com as a "Prohibited Attorney" whose attorney letters and legal opinions are not accepted by Pink OTC Markets, Inc. as of March 15, 2006.

2. In a supplemental response, please tell us, how if at all, the "Prohibited Attorney" status of Ms. Sourlis affects your eligibility for quotation on the OTCBB.

3. Because this is a best efforts, no minimum offering, please revise your Use of Proceeds, Dilution and Management's Discussion and Analysis sections to reflect the sale of varying amounts of the total amount being offered. At a minimum, revise your disclosure to show the impact of 10%, 50%, and 100% of the shares being sold.

4. We note that you have launched your website. Please include the address of your website in your prospectus. See Item 101(e)(3) of Regulation S-K.

Prospectus Cover Page

5. Please prominently disclose that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

Prospectus Summary, page 1

6. Disclose here as well as in your Description of Business section that no minimum amount of securities must be sold in this offering. As a result, potential investors will not know how many securities will ultimately be sold and the amount of proceeds the company will receive from the offering. If the company sells only a few securities, potential investors may end up holding shares in a company that:
   - hasn't received enough proceeds from the offering to begin operations; and
   - has no market for its shares.

7. We note that you intend to offer "general business services/support" to companies, individuals and other organizations. Please expand your disclosure here as well as in your Description of Business section to describe in more detail the nature of the services you intend to provide and the manner in which you will earn revenues.

8. We note your statement on page two that your sole officer works for you on a part-time basis and "devotes a substantial amount of time each week to the [c]ompany." However, we also note your statement on page five that Ms. Sourlis devotes "a substantial amount of time to outside matters." Please revise your disclosure to clarify the amount of time Ms. Sourlis devotes to your operations.

Risk Factors, page 5

9. Please revise to create a new risk factor that highlights the risks posed by the lack of experience of your sole officer in operating and managing a company in a similar industry.

"We do not yet have any substantial assets…" page 6

10. Please revise this risk factor to include the minimum level of capital that must be raised for you to continue operating through 2010. Please revise your risk factor to address the expenses you expect to incur as a publicly traded company.

"We are highly dependent on the services of Virginia K. Sourlis, our sole officer and sole director," page 6

11. Please expand this risk factor to address your dependence on Ms. Sourlis due to her provision of office space for your operations and as a result of the fact that her law firm is representing you in this offering.

Description of Business, page 10

12. Please revise your disclosure to clearly distinguish between your historic and current activities and the activities you intend to perform in the future.

13. We note that you have identified "skilled individuals" to complete the services you intend to offer. Please clarify whether you have contacted such individuals and determined their willingness to work for you. Please describe the nature of the payment and contractual arrangements you anticipate entering into with these individuals.

Competitive Analysis, page 12

14. We note your statement that you have identified four major classes of competition. However, these classes appear to be the same four groups to whom you are marketing your services (as disclosed on page 11). Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

15. We note your statement on page 25 that the "costs associated with operating as a public company are included in [y]our budget." Please expand your disclosure to address and quantify what changes in your results of operations, liquidity and capital resources and trends you expect as a result of your reorganization from a private company to a public company.

16. Please expand your disclosure to clearly address when you anticipate earning revenues. We note your statement on page 25 that you anticipate earning revenues in six months. However, we also note your statements on pages 12 and 24 that you anticipate sales to begin approximately one year following completion of the offering. Please clarify this discrepancy. Such disclosure should also address when you anticipate using contracted individuals to complete services and when you anticipate hiring employees. We note your disclosure on page five that you do not anticipate hiring any additional employees until your third quarter of operations.

Proposed Milestones to Implement Business Operations, page 25

17. Please disclose why you anticipate a delay in customers' payments for your services and indicate the length of delays you anticipate.

Certain Relationships and Related Transactions…page 27

18. We note your statement that you do not currently have any conflicts of interest. However, we also note that you occupy space owned by Ms. Sourlis on a rent free basis and that your legal services are being provided by her firm. Please revise or advise.

Significant Employees, page 19

19. We note your statement that you conduct your business "through agreements with consultants and arms-length third parties." As you have not commenced your business operations, please revise your disclosure to indicate the nature of your existing agreements with consultants and third parties.

Exhibit 5.1

20. Please have counsel remove any indication that his legality opinion did not consider all relevant Nevada law or that he does not possess the expertise to opine on the legality of the shares under Nevada law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any questions.

Sincerely,

/s Celeste Murphy, for
Larry Spirgel
Assistant Director

Cc: Joseph M. Patricola, Esq.
Via facsimile